CHINACAST EDUCATION CORPORATION
Suite 08, 20F, One International Financial Center
No. 1 Harbour View Street
Central Hong Kong 636741

                December 10, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Larry Spirgel, Assistant Director

Re:	ChinaCast Education Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 29, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
File No. 1-33771

Dear Mr. Spirgel:

We are responding to the comment letter dated November 15, 2010 (“Staff’s Letter”) related to ChinaCast Education Corporation (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

General

1.
We note your response to comment four in our comment letter dated September 23, 2010, but are unable to determine where you have amended your chart at Annex I to show that CCL BJ is technically a branch office of CCL. Please advise or revise.

RESPONSE:   The Company respectfully advises the Staff that the chart attached as Annex I hereto has been modified to clearly reflect  that CCL BJ is technically a branch office of CCL. CCL and CCL BJ are shown in separate boxes to reflect they are separate operations within a legal entity.

2.
We note your response to comment five in our comment letter dated September 23, 2010. Please advise us how CCL BJ can receive fees and set up bank accounts, consistent with relevant Chinese law, in the absence of its being a legal entity.

RESPONSE:   The Company respectfully advises the Staff that Art. 13 of the PRC Company Law states:

"A company may set up branches. Branches of a company do not have the status of enterprise legal persons and the company assumes the civil liabilities of its branches. A company may set up subsidiaries. Subsidiaries of a company have the status of enterprise legal persons and assume civil liabilities independently in accordance with the law."

The main difference between a branch, which is not a legal entity, and a subsidiary, which is a legal entity, is whether it has the status of enterprise legal persons and assumes civil liabilities independently in accordance with the law. CCLBJ is not a legal entity separate from CCL. Rather, the branch is an organizationally segregated portion of CCL which maintains its own set of accounting records and its own seal for branch operations.

Although a branch is not a legal entity, it can still open its own bank account as long as it provides the bank its business license and other required application documents.

The Company further respectfully advises the Staff that the bank account CCLBJ holds is under the exact name of “上海双威通讯网络有限公司北京分公司”, which is the Chinese name of CCLBJ. The bank will deposit/withdraw/transfer funds in or out of this bank account only when the transaction designated name is exactly the same as shown on the bank account, which is CCLBJ. No funds designated to CCL will be processed in this bank account.

3.
We note your response to comment five in our comment letter dated September 23, 2010. Please provide us with the proposed language you will use to define CCL in the “Definitions” section of your future filings.

RESPONSE:   We shall include the following disclosure in the “Definitions” section in future filings:

CCL refers to the entity known as ChinaCast Limited and references to CCL exclude the operations of CCLBJ, a branch office of CCL.

4.
 We note your response comment ten in our comment letter dated September 23, 2010. Please expand your disclosure to explain how the acquisition by CCN of 98.5% of the shares of CCT was an accommodation to its former investors.

RESPONSE:   In response to the Staff's comment, the Company will make the additional disclosures requested by the Staff :

“Before the establishment of CCN, CCT BVI was the entity holding the investment in the satellite businesses through its WOFE. However, some of its former investors were not satisfied with the existing corporate governance structure of CCT BVI, and  were unable to obtain unanimous agreement of all investors to revise the Memorandum and Articles of Association ("MAA") of CCT BVI. As a way to accommodate these investors, CCN was established with a new corporate governance structure and a new MAA. Through a series of share swaps, CCN eventually acquired a 98.5% controlling interest of CCT BVI, and the new corporate governance structure and MAA of CCN was eventually adopted.”

5.
We note your response to comment 11 in our comment letter dated September 23, 2010. As previously requested, please expand your disclosure to identify the financing to which you refer at the conclusion of paragraph three on page seven, “CCH obtained financing from investors outside China while participating in the PRC satellite communication market.”

RESPONSE:   The Company respectfully advises the Staff that the paragraph will be amended as follows:

“The arrangement with the satellite operating entities in the corporate structure was designed and strengthened after CCH obtained financing from foreign investors in 2000 who purchased CCT BVI Series A preference shares while participating in the PRC satellite communication market.  These preference shares were subsequently exchanged in 2003 for Series A CCB preference shares as part of the group reorganization in preparation for a proposed listing of the Company’s securities.”

6.
We note your response to prior comment 16 in our letter dated September 23, 2010, and reissue the comment in part. Please disclose the process whereby the fees are determined, and under what circumstances and when the fee has been negotiated to include an amount other than 10% of the revenue received from the engagement. Further disclose what aspect of the engagement CCT or CCT Shanghai may perform directly for the customers. Tell us what percentage of revenues are derived from CCT or CCT Shanghai’s direct engagement.

RESPONSE:   The Company respectfully advises the Staff that the fees for the technical platform services provided by CCLBJ are set in the Revenue and Cost Allocation Agreement which has been filed as Exhibit 10.5 to Amendment No. 2 to Form S-4 filed on August 14, 2006. In determining the 10% charge rate, the Company has considered other arms-length transactions where CCLBJ provided similar services to its independent third party customers under similar terms before determine the fees to be allocated to CCLBJ in the agreement. The prices set for the engagements between CCLBJ and CCT or CCT Shanghai are within the range of these arms-length transactions.

To date, there has been no occasion that the fee has been negotiated to include any amount other than 10% of the revenue received from the engagement.

The Company further respectfully advises the Staff that for some of the engagements of CCT and CCT Shanghai, CCT and CCT Shanghai have to use the technical platform of CCLBJ. The only services provided by CCLBJ to the customers of CCT and CCT Shanghai are the technical platform services. CCT and CCT Shanghai will provide all the rest of the services to customers  themselves or through other service providers. For the engagements that CCT and CCT Shanghai use the CCLBJ technical platform, a fee equal to 10% of the gross revenue generated from the engagement will be paid to CCLBJ. The aggregate net revenue of CCT and CCT Shanghai for 2009 was  approximately RMB74 million. Approximately 86% of the revenue derived from services related to  the technical platform of CCBJ, for which a 10% charge on the revenue has been paid.

7.
We note your response to prior comment 20 in our letter dated September 23, 2010. Please revise your risk factor disclosure to include the disclosure you have included in paragraph 2 of your response. Likewise, please confirm that Yupei Training Information Technology Co. Ltd. is a holding company. Disclosure in your chart at Annex I indicates that it is an operating company.

RESPONSE:   The Company confirms that the risk factor disclosure will be revised in the future to include the language that was included in paragraph 2 of our response letter dated October 29, 2010 to the Staff’s letter dated September 23, 2010.

In addition, the Company confirms that Yupei is a “Holding Company” and the Annex I chart has been amended to reflect this.

8.	We note your response to prior comment 22 in our letter dated September 23, 2010. Please confirm that you will include the disclosure you have provided to us in future filings.

RESPONSE:   The Company respectfully confirms to the Staff that it will include the following disclosure in future filings:

“Our wholly foreign owned subsidiaries acquired the holding companies of FTBC and Lijiang College and accordingly our wholly foreign owned subsidiaries became the sole respective shareholder of each of the holding companies of FTBC and Lijiang College . This structure offers us effective control over FTBC and Lijiang College.

Another commonly accepted structure in connection with foreign investment to education is contractual control structure through a variable interest entity (VIE), similar to the structure between CCT Shanghai, CCLX and its shareholders. Compared to the VIE structure, our structure can offer us more protection and legally allow our subsidiaries to distribute dividends to us.”

9.
We note your response to prior comment 25 in our letter dated September 23, 2010. Please expand your disclosure to explain the process for registering your equity pledges, including how many different local registrations must be completed for each pledge. Among other things, please disclose what steps you have taken to commence the registration process and when, as well as what steps remain for the completion of the process.

RESPONSE:   In the future filings, the risk factor in page 15 will be revised to add the following paragraph to the end of the risk factor to address the Staff’s comments as follows:

We will be able to register the pledge agreements because the PRC administration for industry and commerce has recently established the official process for registering share pledge arrangements.  Previously, there was no implementing regulation governing the registration of share pledges, so the PRC administration for industry and commerce was reluctant to accept the registration of pledge arrangements. We only need to register the pledge agreement with the Fengxian Administration for Industry and Commerce to validate the pledge.  The Company is currently evaluating the corporate structure of the entities that are affiliated with CCL, and accordingly the Company plans to file the necessary pledge registration documentation in the first quarter of 2011 after the Company has completed such evaluation.

10.
We note your response to prior comment 29 in our letter dated September 23, 2010. Please confirm that you will include the disclosure you have provided to us in future filings in the appropriate sections, including liquidity and capital resources.

RESPONSE:   The Company respectfully confirms to the Staff that it will include the disclosure in future filings.

We may be subject to securities laws claims regarding past disclosures, page 17

11.
We note your response to comment 27 in our comment letter dated September 23, 2010. Please revise your proposed language to more clearly state what the actual vote requirement was, and what was stated in the prospectus.

RESPONSE:   We will make the additional disclosures requested by the Staff to reflect the following information: Section A of Article SIXTH of Great Wall’s Amended and Restated Certificate of Incorporation stated that “In the event that the holders of a majority of the outstanding Voting Stock vote for the approval of the Business Combination, the Corporation shall be authorized to consummate the Business Combination. . . .”  However, Great Wall’s IPO prospectus stated that “We will proceed with a business combination only if the public stockholders who own at least a majority of the shares of common stock sold in [the initial public] offering vote in favor [of it]. . . .”  Because the language was inconsistent, Great Wall took the position, when seeking stockholder approval of its proposed Business Combination in December 2006, that it would require the affirmative vote of the holders of a majority of its outstanding Voting Stock and the affirmative vote of the public stockholders who owned at least a majority of the shares of common stock sold in its initial public offering, in order to approve the Business Combination.

12.
We note your response to prior comment 22 [sic] in our letter dated September 23, 2010, and reissue the comment in part. Please further revise to identify the governmental authorities that must approve your use of the proceeds of future of offerings and clarify what business scope is employed to determine the proper use of such funds. Outline the process involved in obtaining the requisite approvals from governmental authorities. Please revise here, as well as in your Regulation sections.

RESPONSE:   In response to prior comment 30, please note the following further revisions to paragraph one of our response to identify the governmental authorities and the approval process:

“The most common way to contribute the proceeds of future offerings to our wholly foreign owned subsidiaries is to increase their registered capital.  An increase in the registered capital requires the approval of the local ministry of commerce.  Once the approval is obtained, such increase must be registered with the local administration for industry and commerce.  After the money is injected, the State Administration for Foreign Exchange or its local agency must also approve the conversion of US dollars to Renminbi.  For example, overseas funds such as proceeds of an offering could be contributed to our wholly foreign owned subsidiaries in China (including CCT Shanghai, YPSH and Xijiu) as a result of an increase in the registered capital of the subsidiary. In order to transfer the funds to our operating entities in China, in particular FTBC and Lijing College, YPSH and Xijiu also need to make a capital contribution to Hai Lai/Chaosheng and Lian He, and Hai Lai/Chaosheng and Lian He would subsequently make capital contribution to FTBC and Lijiang College. However, due to the restrictions under the Circular 142, RMB converted from registered capital of our wholly foreign owned subsidiaries (including CCT Shanghai, YPSH and Xijiu) cannot be used to make an equity investment in Hai Lai/Chaosheng and Lian He to increase the registered capital of Hai Lai/Chaosheng and Lian He, and accordingly Hai Lai/Chaosheng and Lian He are unable to transfer the same to FTBC and Lijiang College. The converted RMB can only be used for activities falling under the respective business scope as detailed in the respective business licenses of each of our wholly foreign owned enterprises. PRC law does not prohibit a wholly foreign owned enterprise from making an equity investment, but Circular 142 just restricts a wholly foreign owned enterprise from using RMB converted from its registered capital to making such equity interest.

.
As requested, we will add the required language in our future filings.]

Part II Directors, Executives Officers, and Corporate Governance

13.	We note your response to comment 32 in our comment letter dated September 23, 2010. Please advise us of the process you undertook to reach that conclusion.

RESPONSE:   The objective of the Company’s Compensation Policy is to properly align the executive officers’ compensation incentives with the long term success of the company and shareholder value. In order to best achieve this objective, our  compensation structure is comprised of  various elements, including base salary, year end cash bonus and equity participation. Cash bonuses are set at around 50% of the annual base salaries based upon the achievement of key performance targets and the total restricted stock awarded each year to executive officers is  under 1% of the total shares outstanding  based upon the achievement of net profit benchmarks targeted for each year. Restricted stock awards vest quarterly over 3 years.

Consequently, the Company does not believe that there are any risks arising from its compensation plans and policies that are likely to have a material effect on the Company.

Sincerely,

/s/ Ron Chan Tse Ngon
Ron Chan Tse Ngon
Chief Executive Officer
ChinaCast Education Corporation

Annex 1

ChinaCast Education Corp (CEC)
USA HOLDING
100%
ChinaCast Communication Holdings Ltd. (CCH))
Bermuda HOLDING
100%
ChinaCast Communication Network Corp. Ltd. (CCN)
BVI HOLDING
98.5%
ChinaCast Technology (BVI) Ltd. (CCT)
BVI HOLDING
100%
East Achieve Limited
BVI HOLDING
100%
Modern English Trademark Ltd. (MET)
BVI OPERATING
100%
ChinaCast Technology (HK) Ltd. (CCT HK)
HK OPERATING
100%
ChinaCast Technology (Shang Hai) Ltd. (CCT SH)
PRC OPERATING
100%
Yupei Training Information Technology Ltd. (YPSH)
PRC HOLDING
100%
Shanghai Xijiu Information Technology Co., Ltd. (SHXJ)
PRC HOLDING
100%
China Lianhe Biotechnology Co. Ltd. (Lian He)
PRC OPERATING
100%
Li Jiang College of Guang Xi Normal University
PRC OPERATING
100%
Hai Lai Education Technology Ltd. (Hai Lai)
PRC OPERATING
Contractual Agreement
100%
Foreign Trade Business College Chongqing Normal University (FTBC)
PRC OPERATING
100%
Hai Yuan Company Limited (Hai Yuan)
PRC OPERATING
Yin Jianping
20%
Tibet Tianfai Investment Management Co., Ltd. (TTIM)
PRC HOLDING
70%
Beijing Col Network Technology Co., Ltd. (BCN)
PRC HOLDING
29.8%
Shenzhen Zhongcom Teng Investment Development Co., Ltd. (SZT)
PRC HOLDING
0.2%
Li Wei
10%
ChinaCast Co., Ltd (CCL)
PRC
90%
Satellite Operating Entities
ChinaCast Li Xiang Co., Ltd (CCLX)
PRC OPERATING
BRANCH: ChinaCast Beijing (CCL BJ)
100%
Jiangsu English Training Technology Ltd (JSET)
PRC OPERATING
100%
ChinaCast Learning School (CLS)
PRC OPERATING